
03055217

2002 ANNUAL REPORT



Patrick

INDUSTRIES, INC.



Letter to Shareholders



Mervin D. Lung
Chairman Emeritus



David D. Lung
President and
Chief Executive Officer

It is a pleasure to report to you the results of the year that just ended as the Company experienced increased sales and profitability for the first time since 1999. Net sales increased more than 5% from $293,070,000 in 2001 to $308,755,000 in 2002. Net income increased more than $5,800,000 from a loss of $5,771,000, or $1.28 per share in 2001, to income of $95,000, or $.02 per share, in 2002. The 2002 net income includes a pre-tax charge to operations of $1,600,000, or $.21 per share, net of tax related to the Oakwood Homes Chapter 11 Bankruptcy filing in the fourth quarter. The 2001 net loss included pre-tax asset impairment and restructuring charges of $3,258,000, or $.44 per share, after tax credits.

For the Company and the markets to which it serves, 2002 represented a year of dramatic changes. The Manufactured Housing Industry, which represents 47% of the Company's sales, began the first quarter showing signs of improvement and then spiraled downward with the news of two of the major industry lenders pulling out of the market and a Chapter 11 Bankruptcy filing by one of the leading manufacturers. Shipments for the year finished at 168,500 units, which represents a 12.8% decrease from the previous year and the lowest level in more than 40 years. In a three year period beginning in 2000, shipments in this industry have dropped more than 51% from the record 348,700 units in 1999. Repossessed inventory levels are still high and the availability of dealer and retail financing is still a significant concern as 2003 shipments are projected to be more than 5% down from the 2002 figures. The Recreational Vehicle Industry, on the other hand, had a near record year. Consumer confidence rebounded after the September 11, 2001 terrorist attacks, and a fear of flying contributed to this industry experiencing a very solid year. Shipments for the 2002 year finished at 311,000 units, which represents a 21% increase from the 2001 levels and is only 10,200 units less than the 321,200 in 1999. The Recreational Vehicle Industry represents approximately 30% of the Company's sales. The Company continued its efforts to expand and diversify into the Industrial and Other markets where long production runs and high volume levels contribute to increased operating efficiencies and better profit margins. We have made progress as sales to these markets increased more than 5% from 2002 and represent approximately 23% of the Company's sales.

Over the past three years we have continued to implement tactical initiatives and strategic sales and operational planning in order to drive the Company to achieve greater profitability and keep costs aligned with revenues. We have made significant cost cutting efforts, performed closings and consolidations, and set goals to further diversify our business to become less dependent on the Manufactured Housing Industry. Exclusive of impairment, restructuring, and write-off's related to the Oakwood Bankruptcy, we reduced our selling, general, and administrative expenses by more than $5,100,000 in a three year period. These efforts are on-going and will continue to be strategic initiatives for Patrick Industries.

As we head into 2003 and continue to see signs indicating stagnant economic conditions, a war in the Middle East, and projected shipment levels in the Manufactured Housing Industry at more than 5% down from the levels attained in 2002, we will continue to focus on cost cutting opportunities, sales diversification efforts, and strategic planning. Additionally, we plan to concentrate on improving and upgrading our machinery and equipment using cost/benefit analysis in order to further facilitate improved operating efficiencies and maintain our base for future growth. Our strategic efforts have positioned Patrick Industries to take advantage of any potential growth opportunities including acquisitions, upturns in the market, and new product introductions to achieve greater profitability. As evidenced by our balance sheet, we continue to be one of the financially strongest companies in the industry and want to thank our shareholders, employees, customers, vendors, and friends in helping us achieve and maintain this status.

Mervin D. Lung
Mervin D. Lung
Chairman Emeritus

David D. Lung
David D. Lung
President and Chief Executive Officer

The Company

Patrick Industries, Inc. is one of the leading manufacturers of building products and materials to the Manufactured Housing and Recreational Vehicle Industries in the United States and also supplies products to other markets, including furniture, marine, architectural and automotive. In addition, the Company is an independent wholesale distributor of pre-finished wall and ceiling panels, particleboard, hardboard siding, roofing products, high pressure laminates, passage doors, building hardware, insulation and other related products. The Company operates 12 distribution centers and 18 manufacturing facilities coast to coast in 13 states.

Selected Financial Data



	As of or for the Year Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share amounts)				
Net sales	$308,755	$293,070	$361,620	$457,356	$453,51
Gross profit	39,193	34,012	41,905	57,339	59,55
Warehouse and delivery expenses	14,329	14,407	15,140	16,715	16,07
Selling, general, and administrative expenses	23,546	24,926	25,241	27,058	26,79
Impairment charges	—	2,834	6,937	—	–
Restructuring charges	269	423	718	—	–
Interest expense, net	891	962	1,224	1,393	1,17
Income taxes (credits)	63	(3,769)	(2,821)	4,769	6,20
Net income (loss)	95	(5,771)	(4,534)	7,404	9,30
Basic earnings (loss) per common share	.02	(1.28)	(0.89)	1.30	1.5
Diluted earnings (loss) per common share	.02	(1.28)	(0.89)	1.29	1.5
Weighted average common shares outstanding	4,547	4,524	5,118	5,714	5,90
Cash dividends, per common share	.16	.16	.16	.16	.1
Working capital	38,566	39,082	41,416	47,553	46,69
Total assets	86,466	91,970	102,520	126,203	127,75
Long-term debt	11,443	15,114	18,786	22,457	26,12
Shareholders' equity	59,279	59,504	66,250	79,567	76,30

Board of Directors



Harold E. Wyland
Chairman of the Board
Retired Vice President-Sales of the Company.
Director since 1989

Mervin D. Lung
Chairman Emeritus
Director since 1961

David D. Lung
President and Chief Executive Officer
Director since 1977

Terrence D. Brennan
Retired President & CEO, NBD Bank, Elkhart, Indiana 1973-1997.
Director since 1999

Robert C. Timmins
Retired Vice President and Director of a Musical Instruments Company.
Director since 1987

Larry D. Renbarger
Retired CEO of Shelter Components in 1998.
Director since 2002

Keith V. Kankel
Retired Vice President-Finance & Secretary-Treasurer of the Company.
Director since 1977

John H. McDermott
Of counsel to the law firm McDermott, Will & Emery.
Director since 1969

Walter E. Wells
Retired President and CEO of Schult Homes Corporation.
Director since 2001

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC, Chicago, Illinois

AUDITORS

McGladrey & Pullen, LLP, Elkhart, IN



Investor Information


NET SALES*
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
2002
2001
2000
1999
1998


EBITDA*
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
2002
2001
2000
1999
1998


WORKING CAPITAL*
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
2002
2001
2000
1999
1998


EQUITY PER SHARE
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
2002
2001
2000
1999
1998


DEBT TO EQUITY
.80
.70
.60
.50
.40
.30
.20
.10
2002
2001
2000
1999
1998


STOCK PRICE
at December 31st
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
2002
2001
2000
1999
1998

Year	Current Ratio	Net Income (Loss)*	Basic Earnings (Loss) Per Share	Dividends Per Share
2002	4.0	$95	$0.02	$0.16
2001	3.6	(5,771)	(1.28)	0.16
2000	3.9	(4,534)	(0.89)	0.16
1999	3.3	7,404	1.30	0.16
1998	3.1	9,307	1.58	0.16

Year	Days Sales Outstanding in Receivables**	Inventory Turns Per Year**	Percent Return On Assets	Percent Return On Equity
2002	21.7	8.6	0.1	0.2
2001	22.8	8.3	−6.3	−9.7
2000	21.5	7.9	−4.4	−6.8
1999	21.5	8.9	5.9	9.3
1998	21.0	10.3	7.3	12.2

*In thousands **Based on average balances throughout the year

Patrick Industries, Inc. quarterly earnings statements and all other press releases are available, for those with internet capabilities, through PR Newswire Company, as well as our own internet web site. For a menu of Patrick's news releases or to retrieve a specific release, access HTTP://www.prnewswire.com on the internet. The Company's own internet address is HTTP://www/patrickind.com. The Company's common stock trades on The Nasdaq Stock Market[SM] under the symbol PATK.

A copy of the Annual Report Form 10-K as filed with the Securities and Exchange Commission will be furnished to shareholders without charge upon written request to the Secretary of the Company.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)
[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002 or
[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file Number 0-3922
PATRICK INDUSTRIES, INC.
(Exact name of Company as specified in its charter)

Indiana	35-1057796
(State or other jurisdiction of incorporation or organization)	(IRS Employer identification No.)

1800 South 14th Street, P.O. Box 638, Elkhart, Indiana	46515
(Address of principal executive offices)	(ZIP code)

Company's telephone number, including area code: (574) 294-7511

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

COMMON STOCK, WITHOUT PAR VALUE
PREFERRED SHARE PURCHASE RIGHTS
(Title of each class)

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Company's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K [ ]

Indicate by check mark whether the registrant is an accelerated filer. YES______ NO __X___

The aggregate market value of the voting stock held by non-affiliates of the Company on June 30, 2002 (based upon the closing price on NASDAQ and an estimate that 72.5% of the shares are owned by non-affiliates) was $28,655,248. The closing market price was $8.675 on that day and 4,556,136 shares of the Company's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on May 15, 2003 are incorporated by reference into Parts III of this Form 10-K.

PART I

ITEM 1. BUSINESS

The Company is a leading manufacturer and supplier of building products and materials to the Manufactured Housing and Recreational Vehicle industries. In addition, the Company is a supplier to certain other industrial markets, such as furniture manufacturing, marine, architectural, and the automotive aftermarket. The Company manufactures decorative vinyl and paper panels, wrapped mouldings, cabinet doors, electronic desks, kitchen cabinets, countertops, aluminum extrusions, drawer sides, adhesives, and laminating machines. The Company is also an independent wholesale distributor of pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, vinyl and cement siding, interior passage doors, roofing products, high pressure laminates, decorative mirrors and glass, insulation, and other related products.

The Company has a nationwide network of distribution centers for its products, thereby reducing intransit delivery time and cost to the regional manufacturing plants of its customers. The Company believes that it is one of the few suppliers to the Manufactured Housing and Recreational Vehicle industries that has such a nationwide network. The Company maintains six manufacturing plants and a distribution facility near its principal offices in Elkhart, Indiana, and operates eleven other warehouse and distribution centers and twelve other manufacturing plants in twelve other states.

Strategy

Over time, the Company has developed very strong working relationships with its customers. In so doing, the Company has oriented its business and expansion to the needs of these customers. These customers include all of the larger Manufactured Housing and Recreational Vehicle manufacturers. The Company's customers generally demand high quality standards and a high degree of flexibility from their suppliers. The result has been that the Company focuses on maintaining and improving the quality of its manufactured products, and has developed a nationwide manufacturing and distribution presence in response to its customers' need for flexibility. As the Company explores new markets and industries, it believes that this nationwide network provides it with a strong foundation for expansion.

The Company continually seeks to improve its position as a leading supplier to the Manufactured Housing and Recreational Vehicle industries and other industries to which its products, manufacturing processes, or sales and distribution system are applicable. Currently, approximately 47% of the Company's sales are to the Manufactured Housing industry, 30% to the Recreational Vehicle industry, and 23% to other industries. These industries, and the impact that they have on their suppliers, are characterized by cyclical demand and production, small order quantities, and short lead times. These characteristics have an impact on the suppliers, many of whom tend to be small, regional, and specific product line companies.

Management has identified several tools which it expects to utilize to accomplish its operating strategies, including the following:

Diversification into Additional Industries

While the Company continually seeks to improve its position as a leading supplier to the Manufactured Housing and Recreational Vehicle industries, it is also seeking to expand its product lines into other industrial markets. Many of the Company's products, such as its countertops, cabinet doors, laminated panels, and shelving, have applications in the furniture and cabinetry markets. In addition, the manufacturing processes for the Company's aluminum extrusions are easily applied to the production of products for the marine, automotive and truck accessories markets and aftermarkets, and many other markets. The Company's adhesives are produced for almost all industrial applications.

Because order size from these additional industries tends to be for larger numbers of units, the Company enjoys better production efficiencies for these orders. The Company believes that diversification into additional industries will reduce its vulnerability to the cyclical nature of the Manufactured Housing and Recreational Vehicle industries. In addition, the Company believes that its nationwide manufacturing and distribution capabilities enable it to serve its customers more effectively and position itself for product expansion.

Expansion of Manufacturing Capacity

In the last 5 years, the Company has invested approximately $25.5 million to upgrade existing facilities and equipment and to build new manufacturing facilities for its laminated paneling products, industrial adhesives, cabinet doors, and furniture components. The capacity created by these investments has enabled the Company to accommodate future growth in the Company's product lines and markets.

Strategic Acquisitions and Expansion

The Company supplies a broad variety of building material products and, with its nationwide manufacturing and distribution capabilities, is well-positioned for the introduction of new products. The Company, from time to time, considers the acquisition of additional product lines, facilities or other assets to complement or expand its existing business. In 1998 the Company expanded existing product lines and capacity with the opening of a new manufacturing and distribution complex in New London, North Carolina. In 1999 the Company expanded the Sun Adhesive facility in Decatur, Alabama to increase capacity.

Restructuring and Impairment

In the last two years the Company has incurred restructuring charges of $0.7 million related to the closing, consolidation, and relocation of five manufacturing divisions and two distribution divisions in various states. The charges included severance payments, write-down of obsolete inventories, equipment relocation, and future rental commitments related to closed facilities. These strategic initiatives were done to eliminate duplication of efforts, close negative performing operations, and increase volume levels at other locations. The majority of cost savings related to these plans will be realized in future years.

Additionally, in the last two years the Company has incurred impairment charges of $2.8 million related to the write-down of the net book value of long-lived assets primarily in the Company's Wood and Other segments. The impairment costs were calculated by estimating discounted future cash flow and comparing it to the carrying value of these assets. These write-downs were non-cash charges and effectively eliminated all of the goodwill on the Company's books as well as reducing future yearly depreciation expense.

Business Segments

The Company's operations comprise four reportable segments. Information related to those segments is contained in Note 14-Segment Information appearing herein the financial statements as noted in the index appearing under Item 15(a)(1) and (2).

Principal Products

The Company distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products. Through its manufacturing divisions, the Company fabricates decorative vinyl and paper panels, cabinet doors, shelving, countertops, wood mouldings, aluminum extrusions, drawer sides, furniture components, wood adhesives, and laminating presses.

Pre-finished wall panels contributed more than 10% to total sales. The percentage contributions of this class of product to total sales was 36.5%, 36.0%, and 38.5% for the years ended December 31, 2002, 2001, and 2000 respectively.

The Company has no material patents, licenses, franchises, or concessions and does not conduct significant research and development activities.

Manufacturing Processes and Operations

The Company's laminating facilities utilize various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

The Company's metals division utilizes technology to produce aluminum extrusions for framing and window applications. In addition, this division extrudes running boards, accessories for pick-up trucks, marine industry products, and construction-related materials.

The Company manufactures two distinct cabinet door product lines. One product line is manufactured from raw lumber utilizing solid oak and other hardwood materials. The Company's other line of doors is made of laminated fiberboard. The Company's doors are sold mainly to the Manufactured Housing and Recreational Vehicle industries, and the Company continues to market to the cabinet manufacturers and "ready-to-assemble" furniture manufacturers.

The Company's adhesive division, which supplies adhesives used in most of the Company's manufacturing processes and to outside industrial customers, uses a process of mixing non-toxic non-hazardous chemicals with water to produce adhesives sold in tubes, pails, barrels, totes, and rail tank cars.

Markets

The Company is engaged in the manufacturing and distribution of building products and material for use primarily by the Manufactured Housing and Recreational Vehicle industries and other industrial markets.

Manufactured Housing

The Manufactured Housing industry has historically served as a more affordable alternative to the home buyer. Because of the relatively lower cost of construction as compared to site-built homes, manufactured homes traditionally have been one of the principal means for first-time home buyers to overcome the obstacles of large down payments and higher monthly mortgage payments. Manufactured housing also presents an affordable alternative to site-built homes for retirees and others desiring a lifestyle in which home ownership is less burdensome than in the case with site-built homes. The increase in square footage of living space in manufactured homes created by multi-sectional models has made them more attractive to a larger segment of home buyers.

Manufactured homes are built in accordance with national and state building codes. Manufactured homes are factory-built and transported to a site where they are installed, often permanently. Some manufactured homes have design limitations imposed by the constraints of efficient production and over-the-road transit. Delivery expense limits the effective competitive shipping range of the manufactured homes to approximately 400 to 600 miles.

The Manufactured Housing industry is cyclical and is affected by the availability of alternative housing such as apartments, town houses, and condominiums. In addition, interest rates, availability of financing, regional population, employment trends, and general regional economic conditions affect the sale of manufactured homes. The Manufactured Housing Institute reported that during the four-year period ended December 31, 1991, shipments of manufactured homes declined 26.6% to a total of approximately 171,000 units nationally in 1991. The reported number of units increased sharply in the five years following 1991, with increases in each of those years. Manufactured home unit shipments reached a peak in 1998 at 372,800, which represents 118% more units than in 1991. The industry has seen a decline in unit shipments since the record year in 1998 with shipments finishing the 2002 year at 168,500.

These cycles have a historic precedent. The Company believes that the factors responsible for the national decline prior to 1992 included weakness in the manufacturing, agricultural, and, in particular, oil industry sectors. These industry sectors have historically provided a significant portion of the Manufactured Housing industry's customer base. Additionally, high vacancy rates in apartments, high levels of repossession inventories, and over-built housing markets in certain regions of the country resulted in fewer sales of new manufactured homes in the past. Changes in these market characteristics had caused the manufactured housing cycle to change positively until 1999. Beginning in mid-1999 and continuing through 2002, the Manufactured Housing industry has had to contend with increased repossessed inventory levels, credit requirements that became more stringent, and a reduction in availability of lenders for both retail and dealers. As a result, the industry has experienced three consecutive years of significant declines in the number of industry shipments with 2002 finishing at levels which were almost 52% lower than those experienced in 1999. The coming year doesn t appear to show any signs of improvement as repossessed inventory levels are still high and the availability of dealer and retail financing is still a concern.

Manufactured Housing Shipments:

1990 - 188,200
1991 - 170,700
1992 - 210,800
1993 - 254,300
1994 - 303,900
1995 - 339,600
1996 - 363,400
1997 - 353,400
1998 - 372,800
1999 - 348,700
2000 - 250,600
2001 - 193,200
2002 - 168,500

Recreational Vehicles

The Recreational Vehicle industry has been characterized by cycles of growth and contraction in consumer demand, reflecting prevailing general economic conditions which affect disposable income for leisure time activities. Fluctuations in interest rates, consumer confidence, and concerns about the availability and price of gasoline, in the past, have had an adverse impact on recreational vehicle sales. Recently the industry has been characterized by shifting demand towards lower-priced, higher-value products which appeal to economy-minded, value-conscious buyers.

Recreational vehicle classifications are based upon standards established by the Recreational Vehicle Industry Association. The principal types of recreational vehicles include conventional travel trailers, folding camping trailers, fifth wheels, motor homes, and van conversions. These recreational vehicles are distinct from mobile homes, which are manufactured houses designed for permanent and semi-permanent residential dwelling.

Conventional travel trailers and folding camping trailers are non-motorized vehicles which are designed to be towed by passenger automobiles, pick-up trucks or vans. They provide comfortable, self-contained living facilities for short periods of time. Conventional travel trailers and folding camping trailers are towed by means of a frame hitch attached to the towing vehicle. Fifth wheel trailers, designed to be towed by pick-up trucks, are constructed with a raised forward section that is attached to the bed area of the pick-up truck. This allows for a bi-level floor plan and more living space than a conventional travel trailer.

A motor home is a self-powered vehicle built on a motor vehicle chassis. The interior typically includes a driver's area, kitchen, bathroom, dining, and sleeping areas. Motor homes are self-contained with their own lighting, heating, cooking, refrigeration, sewage holding, and water storage facilities. Although they are not designed for permanent or semi-permanent living, motor homes do provide comfortable living facilities for short periods of time.

Van conversions are conventional vans modified for recreational or other use.

Sales of recreational vehicle products have been cyclical. Shortages of motor vehicle fuels and significant increases in fuel prices have had a material adverse effect on the market for recreational vehicles in the past, and could adversely affect demand in the future. The Recreational Vehicle industry is also affected by the availability and terms of financing to dealers and retail purchasers. Substantial increases in interest rates and decreases in the general availability of credit have had a negative impact upon the industry in the past and may do so in the future. Recession and lack of consumer confidence generally results in a decrease in the sale of leisure time products such as recreational vehicles.

The industry shipped a record 321,200 units in 1999. Increased gasoline prices and uncertainty with regards to the economy resulted in shipment declines over the next two years of more than 20%. The Industry rebounded in 2002 due to improved consumer confidence, depleted dealer inventories, lower interest rates, and a fear of flying after the September 11, 2001 terrorist attacks. Shipment levels in 2003 are expected to remain consistent with those attained in 2002; however, above average gasoline prices and the war in the Middle East could have negative consequences on these projections.

Recreational Vehicle Shipments:

1990 - 173,100
1991 - 163,300
1992 - 203,400
1993 - 227,800
1994 - 259,200
1995 - 247,000
1996 - 247,500
1997 - 254,500
1998 - 292,700
1999 - 321,200
2000 - 300,100
2001 - 256,800
2002 - 311,000

Other Markets

Many of the Company's products, such as its countertops, laminated panels, cabinet doors, and shelving may be utilized in the furniture and cabinetry markets. The Company's aluminum extrusion process is easily applied to the production of accessories for pick-up trucks and vans, architectural and also certain other building products. The Company's adhesives are marketed in many industrial adhesive markets.

While demand in these industries also fluctuates with general economic cycles, the Company believes that these cycles are less severe than those in the Manufactured Housing and Recreational Vehicle industries. As a result, the Company believes that diversification into these new markets will reduce its reliance on the markets it has traditionally served and will mitigate the impact of their historical cyclical patterns on its operating results.

Marketing and Distribution

The Company's sales are to Manufactured Housing and Recreational Vehicle manufacturers and other building products manufacturers. The Company has approximately 3,375 customers. The Company has three customers, who together accounted for approximately 27% and 28% of the Company's total sales in 2002 and 2001, respectively. Ten other customers collectively accounted for approximately 22% of 2002 sales. The Company believes it has good relationships with its customers.

Products for distribution are purchased in carload or truckload quantities, warehoused, and then sold and delivered by the Company. Approximately 45% of the Company's distribution segment products are shipped directly from the suppliers to the customers. The Company typically experiences a two to four week delay between issuing its purchase orders and delivering of products to the Company's warehouses or customers. The Company's customers do not maintain long-term supply contracts, and therefore the Company must bear the risk of accurate advance estimation of customer orders. The Company maintains a substantial inventory to satisfy these orders. The Company has no significant backlog of orders.

The Company operates twelve warehouse and distribution centers and eighteen manufacturing plants located in Alabama, Arizona, California, Florida, Georgia, Indiana, Kansas, Minnesota, Nevada, North Carolina, Oregon, Pennsylvania, and Texas. Through the use of these facilities, the Company is able to minimize its in-transit delivery time and cost to the regional manufacturing plants of its customers.

Suppliers

During the year ended December 31, 2002, the Company purchased approximately 65% of its raw materials and distributed products from twenty different suppliers. The five largest suppliers accounted for approximately 40% of the Company's purchases. Materials are primarily commodity products, such as lauan, gypsum, aluminum, particleboard, and other lumber products which are available from many suppliers. Alternate sources of supply are available for all of the Company's important materials.

Competition

The Manufactured Housing and Recreational Vehicle industries are highly competitive with low barriers to entry. This level of competition carries through to the suppliers to these industries. Competition is based primarily on price, product features, quality, and service. The Company has several competitors in each of its classes of products. Some manufacturers and suppliers of materials purchased by the Company also compete with it and sell directly to the same industries. Most of the Company's competitors compete with the Company on a regional basis. In order for a competitor to compete with the Company on a national basis, the Company believes that a substantial capital commitment and experienced personnel would be required. The industrial markets in which the Company continues to expand are also highly competitive.

Employees

As of December 31, 2002, the Company had 1,023 employees of which 928 employees were engaged directly in production, warehousing, and delivery operations, 41 in sales, and 54 in office and administrative activities. There are three manufacturing plants and one distribution center covered by collective bargaining agreements. The Company considers its relationships with its employees to be good.

The Company provides retirement, group life, hospitalization, and major medical plans under which the employee pays a portion of the cost.

Executive Officers of the Company

The following table sets forth the executive officers of the Company, as of December 31, 2002:

Name	Position
David D. Lung	Chief Executive Officer and President
Andy L. Nemeth	Chief Financial Officer and Secretary-Treasurer
Gregory J. Scharnott	Vice President Operations
Alan M. Rzepka	Vice President Sales & Marketing

David D. Lung (age 55) has served as President and Chief Executive Officer since December, 2000 and was President and Chief Operating Officer since 1989. Mr. Lung had held various management positions with the Company before becoming Vice President of Administration and Purchasing in 1987.

Andy L. Nemeth (age 33) assumed the position of Secretary-Treasurer in July, 2002. Mr. Nemeth was a Division Controller from May, 1996 to July, 2002 and prior to that he spent five years in public accounting with Coopers & Lybrand (now Pricewaterhouse Coopers).

Gregory J. Scharnott (age 52) assumed the position of Vice President of Operations in June, 2002 and was the Executive Director of Midwest Operations from February, 2001 to June, 2002. Mr. Scharnott has over 25 years of manufacturing management experience, including 20 years with the General Electric Company.

Alan M. Rzepka (age 46) assumed the position of Vice President of Sales & Marketing in May, 2000. Mr. Rzepka was National Sales Manager from January, 1997 to May, 2000 and prior to that was Director of Manufacturing Purchasing since 1994.

Website Access to Company Reports

We make available free of charge through our website, www.patrickind.com , our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities Exchange Commission. Our internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES AND EQUIPMENT

As of December 31, 2002, the Company maintained the following warehouse, manufacturing and distribution facilities:

Location	Use	Area Sq. Ft.	Ownership or Lease Arrangement
Elkhart, IN	Manufacturing(3)	40,400	Leased to 2003
Elkhart, IN	Mfg. & Dist.(1)(3)	173,360	Owned
Elkhart, IN	Manufacturing(3)	30,900	Owned
Elkhart, IN	Manufacturing (2)	42,000	Leased to 2004
Elkhart, IN	Manufacturing(2)	30,000	Leased to 2004
Elkhart, IN	Manufacturing(2)	31,000	Leased to 2003
Elkhart, IN	Admin. Offices	10,000	Owned
Mishawaka, IN	Manufacturing(4)	191,000	Owned, Subject to Mortgage
Decatur, AL	Distribution(1)	30,000	Leased to 2003
Decatur, AL	Manufacturing(2)(4)	35,000	Owned
Decatur, AL	Manufacturing(2)	30,000	Leased to 2003
Decatur, AL	Manufacturing(2)(4)	59,000	Owned
Valdosta, GA	Distribution(1)	30,800	Owned
New London, NC	Mfg. & Dist.(1)(2)	163,200	Owned, Subject to Mortgage
Halstead, KS	Distribution(1)	36,000	Owned
Waco, TX	Mfg. & Dist.(1)(2)	105,600	Leased to 2004
Waco, TX	Manufacturing(2)	21,000	Leased to 2003
Mt. Joy, PA	Distribution(1)(2)	58,500	Owned
Mt. Joy, PA	Manufacturing(2)	30,000	Owned
Ocala, FL	Manufacturing(2)	20,600	Leased to 2004
Ocala, FL	Manufacturing(2)	55,500	Owned
Fontana, CA	Mfg. & Dist.(1)(2)	110,000	Owned
Fontana, CA	Manufacturing(2)	71,755	Owned
Fontana, CA	Manufacturing(2)	32,000	Leased to 2004
Woodland, CA	Distribution (1)	10,000	Leased to 2003
Phoenix, AZ	Manufacturing (2)	36,000	Leased to 2002
Phoenix, AZ	Manufacturing (2)	7,500	Leased to 2003
Woodburn, OR	Mfg. & Dist.(1,2,3)	153,000	Owned, Subject to Mortgage
Boulder City, NV	Manufacturing(4)	24,700	Leased to 2004

(1) Distribution center
(2) Vinyl/paper/foil laminating
(3) Cabinet doors and other wood related
(4) Aluminum, adhesives, and other

Additionally, the Company owns a 50,900 square foot manufacturing building in Goshen, IN which has been leased. The Company also has a 62,000 square foot vacant building in Bristol, IN for sale as well as a 109,000 square foot building in Elkhart, IN which is being used for administrative offices and materials storage. As of December 31, 2002, the Company owned or leased 35 trucks, 46 tractors, 83 trailers, 143 forklifts, 1 automobile and a corporate aircraft. All owned and leased facilities and equipment are in good condition and well maintained.

ITEM 3. LEGAL PROCEEDINGS

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, currently pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

The Company's common stock is listed on The NASDAQ Stock Market[SM] under the symbol PATK. The high and low trade prices of the Company's common stock as reported on NASDAQ/NMS for each quarterly period during the last two years were as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002	9.944 - 7.059	10.000 - 8.050	9.000 - 6.760	7.999 - 5.440
2001	7.563 - 5.625	9.180 - 6.250	8.550 - 6.000	7.280 - 5.450
2000	11.750 - 7.688	7.438 - 6.250	6.844 - 6.438	5.875 - 5.125

The quotations represent prices between dealers, do not include retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

There were approximately 500 holders of the Company's common stock as of March 14, 2003 as taken from the transfer agent's shareholder listing. It is estimated that there are approximately 2,000 holders of the Company's common stock held in street name.

The Company declared a first time regular quarterly dividend of $.04 per common share starting June 30, 1995 and has continued it through December 31, 2002. Although this is a regular quarterly dividend, any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, and such other factors as the Board of Directors deems relevant.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data for each of the five years set forth below has been derived from financial statements audited by McGladrey & Pullen, LLP, independent certified public accountants, certain of which have been included elsewhere herein. The following data should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein:

	As of or for the Year Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share amounts)				
Net sales	$308,755	$293,070	$361,620	$457,356	$453,518
Gross profit		39,193	34,012	41,905	57,339
59,556					
Warehouse and delivery expenses	14,329	14,407	15,140	16,715	16,076
Selling, general, and administrative expenses	23,546	24,926	25,241	27,058	26,796
Impairment charges	---	2,834	6,937	---	---
Restructuring charges	269	423	718	---	---
Interest expense, net	891	962	1,224	1,393	1,172
Income taxes (credits)	63	(3,769)	(2,821)	4,769	6,205
Net income (loss)	95	(5,771)	(4,534)	7,404	9,307
Basic earnings (loss) per common share	.02	(1.28)	(0.89)	1.30	1.58
Diluted earnings (loss) per common share	.02	(1.28)	(0.89)	1.29	1.57
Weighted average common shares outstanding	4,547	4,524	5,118	5,714	5,903
Cash dividends, per common share	.16	.16	.16	.16	.16
Working capital	38,566	39,082	41,416	47,553	46,698
Total assets	86,466	91,970	102,520	126,203	127,755
Long-term debt	11,443	15,114	18,786	22,457	26,129
Shareholders' equity	59,279	59,504	66,250	79,567	76,307

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company's business ended 2002 with its first year of increased sales and income since 1999. Near record shipment levels in the Recreational Vehicle industry and increased penetration into the industrial and other markets have contributed significantly to the increase in volume, while the concentration on cost control and maximization of margins returned the Company to profitability. The Manufactured Housing industry, which is the other major industry that the Company serves, continued its downward trend as shipment levels marked their lowest in 40 years. The Company's sales to the Manufactured Housing,

Recreational Vehicle, and Other industries for the twelve months ended December 31, 2002 were 47%, 30%, and 23%, respectively. At December 31, 2001 they were 51%, 26%, and 23%, respectively.

Shipments in the Manufactured Housing industry were down almost 13% from a year ago and more than 32% from two years ago. The ongoing uncertainty related to dealer and retail financing continues to be a significant factor as 2002 marked the exit of two of the industry s top lenders. Additionally, there have been large numbers of plant and retail center closings as well as continued high repossessed inventory levels. The fourth quarter of 2002 included a Chapter 11 bankruptcy filing by Oakwood Homes Corporation, one of the industry's leading manufacturers. Current estimates suggest that 2003 will be down at least 5% from the levels attained in 2002 with the assumption that the latter half will include improved consumer confidence, a reduction in repossessed inventory levels, and the potential entrance of one or more lenders into the market.

The Recreational Vehicle industry, on the other hand, has shown significant growth during 2002 as shipment levels improved each month compared to 2001 and by more than 21% on a year to year basis. Total shipments in 2002 were just short of those seen in 1999, which represented the highest in history. However, a relatively stagnant economy and a potential war in the Middle East have caused uncertainty to exist as to whether the industry can continue this upward trend. Preliminary signs indicate that the 2003 shipments will be consistent with 2002.

Over the past two years, the Company has made significant cost cutting measures including staff reductions, plant closings, and consolidations to operate more efficiently at reduced volumes. These efforts will continue in order to reduce the effects of further declines as well as allowing the Company to position itself to take advantage of a rebound in the industries which it serves.

The following table sets forth the percentage relationship to net sales of certain items in the Company's statements of operations:

	Year Ended December 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	87.3	88.4	88.4
Gross profit	12.7	11.6	11.6
Warehouse and delivery	4.7	4.9	4.2
Selling, general and administrative	7.6	8.5	7.0
Impairment charges	- -	1.0	1.9
Restructuring charges	0.1	0.1	0.2
Operating income (loss)	0.3	(2.9)	(1.7)
Net income (loss)	0.0	(2.0)	(1.3)

RESULTS OF CONSOLIDATED OPERATIONS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales. Net sales increased $15.7 million, or 5.4%, from $293.1 million for the year ended December 31, 2001 to $308.8 million for the year ended December 31, 2002. This increase is attributable to a 21% increase in units shipped and produced in the Recreational Vehicle industry as well as an increase in penetration into the industrial and other markets.

Gross Profit. Gross profit increased by 15.2%, or $5.2 million, from $34.0 million for the year ended December 31, 2001 to $39.2 million for the year ended December 31, 2002. As a percentage of net sales, gross profit increased 1.1%, from 11.6% in 2001 to 12.7% for the same period in 2002. These improvements are primarily due to increased sales, increased operating efficiencies specifically in the laminating and other segments, and the reduction of certain fixed overhead expenses. The Company has focused on strategic cost cutting measures over the past two years as well as certain restructuring activities related to significantly underperforming operating units. These initiatives will continue as the Manufactured Housing industry continues to show uncertainty specifically related to dealer and retail financing.

Warehouse and Delivery Expenses. Warehouse and delivery expenses have remained fairly constant at $14.3 million in 2002 compared to $14.4 million in 2001. As a percentage of net sales, however, warehouse and delivery expenses decreased approximately 0.2%, from 4.9% in 2001 to 4.7% in 2002. The decrease in percentage of net sales is a result of efficiencies gained from the increased sales volume by the Company continuing to ship more full truckloads compared to the previous year, as well as a reduction in the size of the fleet that the Company owns or leases.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $1.4 million, or 5.5%, from $24.9 million in 2001 to $23.5 million in 2002. As a percentage of net sales, selling, general, and administrative expenses decreased by 0.9%, from 8.5% in 2001 to 7.6% in 2002. The 2002 totals include the write-off of receivables and inventory of approximately $1.6 million related to Oakwood Homes Corporation filing for bankruptcy protection in the fourth quarter. Exclusive of this charge, selling, general, and administrative expenses decreased by approximately $3.0 million from 2001. The decrease in both dollars and percentage of net sales is due to the Company continuing to concentrate on fixed and variable cost reductions as well as the benefit of reduced depreciation from year to year.

Impairment Charges. As discussed in Note 10 of the financial statements, the Company recognized impairment charges of approximately $2.8 million in the fourth quarter of 2001 related to two underperforming operations in the Company's Other segment. Impaired assets included Goodwill and certain fixed assets.

Restructuring Charges. As discussed in Note 10 of the financial statements, the Company recognized restructuring charges of approximately $269,000 in 2002 and $423,000 in 2001.

Operating Income. Operating income increased by $9.6 million, from a loss of $8.6 million in 2001 to income of $1.0 million in 2002. The increase in operating income is due to the factors described above.

Interest Expense, Net. Interest expense, net decreased by $71,000 due to a decline in rates on the variable tax exempt bonds as well as the normal debt service requirements resulting in reduced long term debt outstanding.

Net Income. Net income increased by $5.9 million, from a loss of $5.8 million in 2001 to income of $95,000 in 2002. The increase in net income is attributable to the factors described above.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Sales. Net sales decreased $68.5 million, or 19.0%, from $361.6 million for the year ended December 31, 2000 to $293.1 million for the year ended December 31, 2001. This decrease is attributable to the 23% decline in units shipped and produced in the Manufactured Housing industry and 14% decline in units shipped and produced in the Recreational Vehicle industry. The Company's sales for the year were 51% to Manufactured Housing, 26% to Recreational Vehicle, and 23% to other industries.

Gross Profit. Gross profit decreased by approximately $7.9 million, or 18.8%, from $41.9 million in 2000 to $34.0 million in 2001. As a percentage of net sales, gross profit remained consistent at 11.6% of net sales. The overall decrease in gross profit is due to the reduced sales volume in the industries which the Company serves.

Warehouse and Delivery Expenses. Warehouse and delivery expenses decreased $0.7 million, or 4.8%, from $15.1 million in 2000 to $14.4 million in 2001. As a percentage of net sales, warehouse and delivery expenses increased 0.7%, from 4.2% in 2000 to 4.9% in 2001. The overall decrease is attributable to lower sales levels. The increase as a percentage of net sales is due to the Company shipping less full truckloads than in the previous period, and an increase in fuel and insurance costs from year to year.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased by $0.3 million, or 1.2%, from $25.2 million for 2000 to $24.9 million in 2001. As a percentage of net sales, selling, general, and administrative expenses increased 1.5%, from 7.0% in 2000 to 8.5% in 2001. This increase is attributable to reduced volume as a result of the decline in shipments in the Manufactured Housing and Recreational Vehicle industries.

Impairment Charges. As discussed in Note 10 to the financial statements, the Company recognized impairment charges of $2.8 million and $6.9 million in 2001 and 2000, respectively. The impairment charges in 2001 were related to two underperforming operations in the Company's Other segment and included the write-down of goodwill and certain fixed assets. Impairment charges in 2000 were related to three operations in the Company's Wood segment and one operation in the Company's Other segment and included the write-down of goodwill and certain fixed assets. These charges were the result of the comparison of undiscounted future cash flows with the carrying values of the specific assets.

Restructuring Charges. As discussed in Note 10 to the financial statements, the Company recognized restructuring charges of $423,000 and $718,000 in 2001 and 2000, respectively.

Operating Loss. The Company experienced operating losses of $8.6 million and $6.1 million in 2001 and 2000, respectively. The increase in operating loss is attributable to the significantly reduced sales volume and consistent operating costs from year to year.

Interest Expense, Net. Interest expense, net of interest income decreased 21.4%, or $262,000, from $1.2 million in 2000 to $962,000 in 2001. The decrease is attributable to lower long term debt levels due to normal debt service requirements.

Net Loss. The net loss increased $1.2 million, or 27.3%, from a net loss of $4.5 million in 2000 to a net loss of $5.8 million in 2001. The increase in net loss is attributable to the factors described above.

BUSINESS SEGMENTS

The Company's reportable segments are as follows:

Laminating — Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution — Distributes primarily pre-finished wall and ceiling panels, particleboard, hardboard and vinyl siding, roofing products, high pressure laminates, passage doors, building hardware, insulation, and other products.

Wood — Uses raw lumber including solid oak, other hardwood materials, and laminated particleboard or plywood to produce cabinet door product lines.

Other — Includes aluminum extrusion and fabricating, manufacture of adhesive products, pleated shades, and laminating equipment.

The table below presents information about the revenue and earnings before interest and taxes of those segments. A reconciliation to consolidated totals is presented in footnote 14 of the Company's 2002 financial statements.

	Year Ended December 31		
	2002	2001	2000
	(dollars in thousands)		
Sales			
Laminating	$148,863	$131,144	$162,346
Distribution	108,134	104,337	133,230
Wood	31,998	30,182	35,116
Other	37,590	46,397	53,749
Earnings (Loss) Before Interest and Taxes (EBIT)			
Laminating	$ 2,530	$ (1,120)	$ 1,763
Distribution	1,847	619	1,110
Wood	(1,648)	(1,027)	(1,596)
Other	240	(1,730)	(636)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Laminating Segment Discussion

Net sales in the laminating segment increased $17.7 million, or 13.5%, from $131.1 million in 2001 to $148.8 million in 2002. This increase is primarily attributable to an approximate 21% increase in shipments in the Recreational Vehicle industry as well as increased penetration into the industrial and other markets by certain operating units in this segment. Additionally, the Company closed three divisions in the other segment in 2001 which had sales of approximately $5.9 million for the twelve months ended December 31, 2001.

Certain of these operations were merged into a facility in the laminating segment which was operating at less than capacity and contributed to increased volume in 2002 resulting in improved efficiencies and profitability.

EBIT increased $3.6 million, from a loss of $1.1 million in 2001 to income of $2.5 million in 2002. This increase is due to the increased sales volume, the elimination of certain low margin business in exchange for business that resulted in higher production runs and increased operating efficiencies, and the cost cutting measures that the Company has undertaken over the past two years to reduce fixed and variable costs.

Distribution Segment Discussion

Net sales increased by $3.8 million, or 3.6%, from $104.3 million in 2001 to $108.1 million in 2002. This increase is due to certain operating units in this segment gaining market share despite the downturn in the Manufactured Housing industry which is the major industry which this segment serves. Oakwood Homes Corporation, which filed for bankruptcy protection in the fourth quarter, accounted for a significant portion of this increase and future periods may reflect decreases as the Company has limited its exposure by reducing receivables and inventory specifically related to this particular customer, which is operating as a Debtor in Possession .

EBIT increased $1.2 million, from $0.6 million in 2001 to $1.8 million in 2002. This increase is due to the increased sales volume, the elimination of certain low margin business, and the elimination of certain unprofitable product lines.

Wood Segment Discussion

Net sales increased $1.8 million, or 6.0%, from $30.2 million in 2001 to $32.0 million in 2002. The increase in shipments in the Recreational Vehicle industry, which is the primary industry this segment serves, was the major contributor to the increase in sales in this segment. However, as discussed in Note 10 to the financial statements, the Company closed one of the operating units in this segment in June, 2002, which partially offset the impact that the increase in industry shipments had on this segment.

Operating losses in this segment increased $0.6 million, from a loss of $1.0 million in 2001 to a loss of $1.6 million in 2002. The increased losses are the result of production inefficiencies and labor problems in two of the operating units in this segment. Additionally, one of these operating units encountered significant material problems and scrap related to a change in raw material required by a customer as a result of the annual model change. The new material is very susceptible to damage and consequently has required the Company to incur additional costs related to increased handling, production rework, and customer returns. The Company is taking steps to reduce these increased costs, however, losses are expected to continue through at least the first quarter of 2003.

Other Segment Discussion

Net sales in this segment decreased $8.8 million, or 19.0%, from $46.4 million in 2001 to $37.6 million in 2002. This decline is attributable to the closing and consolidation of three operations in this segment in 2001 as well as the 12.8% decrease in units shipped in the Manufacturing Housing industry in 2002.

EBIT increased $1.9 million, from a loss of $1.7 million in 2001 to income of $0.2 million in 2002. This increase is the result of the closing and consolidation of three unprofitable operating units in 2001 as well as a return to profitability of one of the operating units which experienced losses in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Laminating Segment Discussion

Net sales decreased by 19.2%, or $31.2 million, from $162.3 million in 2000 to $131.1 million in 2001. This decrease is attributable to the 23% decline in units shipped in the Manufactured Housing industry and 14% decrease in units shipped in the Recreational Vehicle industry.

EBIT was lower by $2.9 million, or 163.5%, from income of $1.8 million in 2000 to a loss of $1.1 million in 2001. This decline is attributable to lower margins as a result of competitive market conditions not allowing price increases and similar operating costs relative to significantly reduced sales volume.

Distribution Segment Discussion

Net sales decreased $28.9 million, or 21.7%, from $133.2 million in 2000 to $104.3 million in 2001. This sales decrease is attributable to the 23% decrease in units shipped and produced in the Manufactured Housing industry.

EBIT decreased 44.2%, or $0.5 million, from $1.1 million in 2000 to $0.6 million in 2001, due to the decrease in sales volume.

Wood Segment Discussion

Net sales in the wood segment decreased $4.9 million, or 14.0%, from $35.1 million in 2000 to $30.2 million in 2001. This decline is consistent with the overall decline in the Recreational Vehicle industry, which is the primary industry which this segment serves.

The operating loss in this segment decreased from a loss of $1.6 million in 2000 to a loss of $1.0 million in 2001. The decrease in operating loss is due largely to depreciation expense being reduced by approximately $300,000, as a result of the Company recognizing a non-cash accounting charge in the first quarter of 2000 related to the impairment of certain long-lived assets as discussed in Note 10 . The Company also closed one operating unit in this segment in 2000 which contributed to savings in 2001 of approximately $751,000.

Other Segment Discussion

Net sales in the other segment decreased 13.7%, or $7.3 million, from $53.7 million in 2000 to $46.4 million in 2001. This decline is due to reduced sales volume in the Recreational Vehicle industry.

Operating losses in this segment increased from a loss of $636,000 in 2000 to an operating loss of $1.7 million in 2001. This increase is due to the decline in sales volume as well as several of the operating units in this segment operating inefficiently. As a result of the performance of this segment, the Company closed three operating units in this segment in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary capital requirements are to meet working capital needs, support its capital expenditure plans, and meet debt service requirements.

The Company, in September, 1995, issued to an insurance company in a private placement $18,000,000 of senior unsecured notes. The ten year notes bear interest at 6.82%, with semi-annual interest payments that began in 1996 and seven annual principal repayments of $2,571,428 that began in September, 1999. These funds were used to reduce existing bank debt and for working capital needs.

The Company has an unsecured bank revolving credit agreement that provides loan availability of $10,000,000 with maturity in the year 2003. The Company has commitment letters from its financial institutions to renew the credit facility for a three year period on a secured basis. The Company does not expect any problems or other significant changes with regards to the renewal of this credit facility.

Pursuant to the private placement and the Credit Agreement, the Company is required to maintain certain financial ratios, all of which are currently complied with.

The Company's Board of Directors from time to time has authorized the repurchase of shares of the Company's common stock, in the open market or through negotiated transactions, at such times and at such prices as management may decide.

The Company believes that cash generated from operations and borrowings under its credit agreements will be sufficient to fund its working capital requirements, normal recurring capital expenditures, and common stock repurchase program as currently contemplated. The changes in inventory and accounts receivable balances, which affect the Company's cash flows, are part of normal business cycles that cause them to change periodically.

A summary of our contractual cash obligations at December 31, 2002 is as follows:

	Payments due by period					
Contractual Obligations	Total	2003	2004	2005	2006	2007
Long-term debt, including interest at Variable rates**	$5,671,200	$1,235,850	$1,214,950	$1,194,050	$1,173,150	$853,200
Long-term debt, including interest at Fixed rates**	$8,613,067	$3,046,392	$2,871,021	$2,695,654	$0	$0
Operating Leases	$3,492,678	$1,997,275	$942,876	$241,115	$198,738	$112,674
Total contractual cash obligations	$17,776,945	$6,279,517	$5,028,847	$4,130,819	$1,371,888	$965,874

**Interest payments have been calculated using the fixed rate of 6.82% for the Senior notes and the average 2002 annual interest rate of 1.90% for the Industrial Revenue Bonds.

We also have a commercial commitment as described below:

Other Commercial Commitment	Total Amount Committed	Outstanding at 12/31/02	Date of Expiration
Revolving Credit Agreement	$10,000,000	$0	April 30, 2003

We believe that our cash balance, availability under our line of credit, if needed, and anticipated cash flows from operations will be adequate to fund our cash requirements for fiscal 2003.

Critical Accounting Policies

Our significant accounting policies are summarized in the footnotes to our financial statements. Some of the most critical policies are also discussed below.

Our major operating assets are accounts receivable, inventory, and property and equipment. Excluding the write-off of certain assets related to the Oakwood Homes Corporation bankruptcy filing, we have not experienced significant bad debts expense and our reserve for doubtful accounts of $300,000 should be adequate for any exposure to loss in our December 31, 2002 accounts receivable. We have also established reserves for slow moving and obsolete inventories and believe them to be adequate. We depreciate our property and equipment over their estimated useful lives and we have not identified any items that are impaired for the year ended December 31, 2002.

SEASONALITY

Manufacturing operations in the Manufactured Housing and Recreational Vehicle industries historically have been seasonal and are generally at the highest levels when the climate is moderate. Accordingly, the Company's sales and profits are generally highest in the second and third quarters.

SALE OF PROPERTY

No material transactions.

PURCHASE OF PROPERTY

The Company purchased in 2002 a previously leased building complex near its principal offices in Elkhart, Indiana for an appraised value of $2 million from a major shareholder and Chairman Emeritus of the Company.

INFLATION

The Company does not believe that inflation had a material effect on results of operations for the periods presented.

SAFE HARBOR STATEMENT

Statements that do not address historical performance are forward-looking statements within the meaning of the Private Securities Litigation reform Act of 1995 and are based on a number of assumptions, including but not limited to; (1) continued domestic economic growth and demand for the Company's products; and (2) the Company's belief with respect to its capital expenditures, seasonality and inflation. Any developments significantly deviating from these assumptions could cause actual results to differ materially from those forecast or implied in the aforementioned forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to interest rate changes on its debt. Long term debt includes $7,714,288 of indebtedness bearing interest at a fixed rate of 6.82%. The related maturities and interest are reported in the contractual obligations table in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth in Item 14 (a) 1. on page 22 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The information required by this item with respect to directors is set forth in the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 15, 2003, under the caption "Election of Directors," which information is hereby incorporated herein by reference. The information with respect to executive officers is set forth at the end of Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is set forth in Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 15, 2003, under the caption "Compensation of Executive Officers and Directors," which information is hereby incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is set forth in Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 15, 2003, under the caption "Election of Directors," which information is hereby incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights°	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	274,775	$6.24	462,280
Equity compensation plans not approved by security holders	0	N/A	0
Total	274,775	$6.24	462,280

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is set forth in Company's Proxy Statement for the Annual Meeting of Shareholders to be held on May 15, 2003, under the caption "Certain Transactions," which information is hereby incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation within 90 days of the filing of this report, that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

All other schedules have been omitted as not required, not applicable, not deemed material or because the information is included in the Notes to Financial Statements.

(a) 3. EXHIBITS

The exhibits listed in the accompanying Exhibit Index on pages 50, 51, and 52 are filed or incorporated by reference as part of this report.

(b) REPORTS ON FORM 8-K

November 21, 2002
Item 9. Regulation FD Disclosure

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the date indicated.

PATRICK INDUSTRIES, INC

By Harold E. Wyland
Harold E. Wyland, Chairman of the Board

Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
Harold E. Wyland Harold E. Wyland	Chairman of the Board and Director	March 20, 2003
David D. Lung David D. Lung	President, Chief Executive Officer, and Director	March 20, 2003
Andy L. Nemeth Andy L. Nemeth	Secretary-Treasurer, Chief Financial Officer	March 20, 2003
Mervin D. Lung Mervin D. Lung	Chairman Emeritus and Director	March 20, 2003
Keith V. Kankel Keith V. Kankel	Director	March 20, 2003
Thomas G. Baer Thomas G. Baer	Director	March 20, 2003
John H. McDermott John H. McDermott	Director	March 20, 2003
Robert C. Timmins Robert C. Timmins	Director	March 20, 2003
Terrence D. Brennan Terrence D. Brennan	Director	March 20, 2003
Walter E. Wells Walter E. Wells	Director	March 20, 2003
Larry D. Renbarger Larry D. Renbarger	Director	March 20, 2003

CERTIFICATIONS

I, David D. Lung, certify that:

1. I have reviewed this annual report on Form 10K of Patrick Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's Chief Financial Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the Evaluation Date); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's Chief Financial Officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the Audit Committee of the Company's Board of Directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls;

6. The Company's Chief Financial Officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 20, 2003

/S/David D. Lung
David D. Lung
(President)
(Chief Executive Officer)

CERTIFICATIONS

I, Andy L. Nemeth, certify that:

1. I have reviewed this annual report on Form 10K of Patrick Industries, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's Chief Executive Officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the Evaluation Date); and
   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's Chief Executive Officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the Audit Committee of the Company's Board of Directors (or persons performing the equivalent function):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls;

6. The Company's Chief Executive Officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date March 20, 2003

/S/Andy L. Nemeth
Andy L. Nemeth
(Secretary-Treasurer)
(Chief Financial Officer)

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Patrick Industries, Inc.
Elkhart, Indiana

We have audited the accompanying consolidated balance sheets of Patrick Industries, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patrick Industries, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



McGLADREY & PULLEN, LLP

Elkhart, Indiana
January 24, 2003

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,552,232	$ 5,914,283
Trade receivables	11,544,753	13,722,216
Inventories	32,091,945	28,625,747
Income tax refund claims receivable	1,592,551	3,046,799
Prepaid expenses	849,344	804,398
Deferred tax assets	1,981,000	2,014,000
Total current assets	51,611,825	54,127,443
Property and Equipment, net	31,916,597	34,633,449
Intangible and Other Assets	2,937,438	3,208,928
TOTAL ASSETS	$ 86,465,860	$ 91,969,820
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	$ 3,671,428	$ 3,671,428
Accounts payable	5,822,511	7,180,706
Accrued liabilities	3,552,574	4,192,487
Total current liabilities	13,046,513	15,044,621
Long-Term Debt, less current maturities	11,442,860	15,114,288
Deferred Compensation Obligations	2,176,577	2,226,390
Deferred Tax Liabilities	521,000	81,000
TOTAL LIABILITIES	$ 27,186,950	$ 32,466,299
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, no par value; authorized 1,000,000 shares	-	-
Common stock, no par value; authorized 12,000,000 shares; issued 2002 4,584,261 shares; 2001 4,529,666	18,028,833	17,620,517
Retained earnings	41,250,077	41,883,004
TOTAL SHAREHOLDERS' EQUITY	$ 59,278,910	$ 59,503,521
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 86,465,860	$ 91,969,820

See Notes to Financial Statements.

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Net sales	$308,754,982	$ 293,070,216	$ 361,620,206
Cost of goods sold	269,561,768	259,057,716	319,715,214
Gross profit	39,193,214	34,012,500	41,904,992
Operating expenses:			
Warehouse and delivery	14,329,135	14,406,931	15,140,245
Selling, general, and administrative	23,546,020	24,926,575	25,240,711
Impairment charges	-	2,833,987	6,937,163
Restructuring charges	269,180	423,617	717,598
Total operating expenses	38,144,335	42,591,110	48,035,717
Operating income (loss)	1,048,879	(8,578,610)	(6,130,725)
Interest expense, net	891,259	961,800	1,224,145
Income (loss) before income taxes (credits)	157,620	(9,540,410)	(7,354,870)
Federal and state income taxes (credits)	63,100	(3,769,000)	(2,821,000)
Net income (loss)	$ 94,520	$ (5,771,410)	$ (4,533,870)
Basic earnings (loss) per common share	$ 0.02	$ (1.28)	$ (0.89)
Diluted earnings (loss) per common share	$ 0.02	$ (1.28)	$ (0.89)

See Notes to Financial Statements.

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001, and 2000

	Preferred Stock	Common Stock	Retained Earnings	Total
Balance, December 31, 1999	$ -	$ 21,389,940	$ 58,177,205	$ 79,567,145
Net loss	-	-	(4,533,870)	(4,533,870)
Issuance of 24,000 shares of common stock for stock award plan	-	156,000	-	156,000
Repurchase and retirement of 1,050,800 shares of common stock	-	(3,856,523)	(4,270,321)	(8,126,844)
Dividends on common stock ($.16 per share)	-	-	(812,896)	(812,896)
Balance, December 31, 2000	-	17,689,417	48,560,118	66,249,535
Net loss	-	-	(5,771,410)	(5,771,410)
Issuance of 24,000 shares of common stock for stock award plan	-	170,640	-	170,640
Repurchase and retirement of 63,000 shares of common stock	-	(239,540)	(182,417)	(421,957)
Dividends on common stock ($.16 per share)	-	-	(723,287)	(723,287)
Balance, December 31, 2001	-	17,620,517	41,883,004	59,503,521
Net income	-	-	94,520	94,520
Issuance of 24,000 shares of common stock for stock award plan	-	216,000	-	216,000
Issuance of 30,595 shares of common stock upon exercise of common stock options	-	192,316	-	192,316
Dividends on common stock ($.16 per share)	-	-	(727,447)	(727,447)
Balance, December 31, 2002	$ -	$18,028,833	$41,250,077	$59,278,910

See Notes to Financial Statements.

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
Cash Flows From Operating Activities			
Net income (loss)	$ 94,520	$ (5,771,410)	$ (4,533,870)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,295,388	7,512,286	8,237,025
Impairment charges	-	2,833,987	6,937,163
Deferred income taxes	473,000	(1,163,000)	(2,670,000)
(Gain)/Loss on sale of property and equipment	11,775	(66,581)	(611,120)
Other	371,051	497,089	207,139
Change in assets and liabilities:			
Decrease (increase) in:			
Trade receivables	2,177,463	559,458	4,217,011
Inventories	(3,466,198)	2,312,207	11,101,394
Income tax refund claims receivable	1,454,248	(2,015,713)	(1,031,086)
Prepaid expenses	(44,946)	(34,381)	(106,828)
Increase (decrease) in:			
Accounts payable and accrued liabilities	(1,998,108)	545,601	(5,763,761)
Income taxes payable	-	240,000	(404,725)
Net cash provided by operating activities	5,368,193	5,449,543	15,578,342
Cash Flows From Investing Activities			
Capital expenditures	(4,186,726)	(1,817,120)	(3,806,938)
Proceeds from sale of property and equipment	904,599	540,193	748,552
Other	116,929	(23,270)	104,264
Net cash (used in) investing activities	(3,165,198)	(1,300,197)	(2,954,122)
Cash Flows From Financing Activities			
Principal payments on long-term debt	(3,671,428)	(3,671,428)	(3,671,428)
Payments on deferred compensation obligations	(258,094)	-	-
Proceeds from exercise of common stock options	192,316	-	-
Repurchase of common stock	-	(421,957)	(7,986,836)
Cash dividends paid	(727,447)	(730,988)	(851,450)
Other	(100,393)	(126,818)	(84,560)
Net cash (used in) financing activities	(4,565,046)	(4,951,191)	(12,594,274)
Increase (decrease) in cash and cash equivalents	(2,362,051)	(801,845)	29,946
Cash and cash equivalents, beginning	5,914,283	6,716,128	6,686,182
Cash and cash equivalents, ending	$ 3,552,232	$ 5,914,283	$ 6,716,128

See Notes to Financial Statements.

Note 1. Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies

Nature of business:

The Company's operations consist primarily of the manufacture and distribution of building products and materials for use primarily by the Manufactured Housing and Recreational Vehicle industries for customers throughout the United States. Credit is generally granted on an unsecured basis for terms of 30 days.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties:

The Company purchases significant amounts of inventory, which are commodities, from a limited number of suppliers. The purchase price of such items can be volatile as it is subject to prevailing market conditions, both domestically and internationally. The Company's purchases of these items are based on supplier allocations.

Significant accounting policies:

Principles of consolidation:

The consolidated financial statements include the accounts of Patrick Industries, Inc. and its wholly-owned subsidiaries, Harlan Machinery Company, Inc., and Patrick Door, Inc., and its majority-owned subsidiary, Patrick Mouldings, L.L.C. ("the Company"). During the year ended December 31, 2000, Patrick Door, Inc. ceased operations and is not a consolidated subsidiary at December 31, 2001. During the year ended December 31, 2002, Patrick Mouldings, L.L.C. ceased operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents:

The Company has cash on deposit in financial institutions in amounts which, at times, may be in excess of insurance coverage provided by the Federal Deposit Insurance Corporation.

For purposes of the statement of cash flows, the Company considers all overnight repurchase agreements and commercial paper with a maturity of 30 days or less acquired in connection with its sweep account arrangements with its bank to be cash equivalents.

Trade receivables:

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. In conjunction with the Company's credit terms, trade receivables are considered to be past due if any portion of the receivable balance is outstanding for more than 30 days. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Inventories:

Inventories are stated at the lower of cost (first-in, first-out (FIFO) method) or market.

Property and equipment:

Property and equipment is recorded at cost. Depreciation has been computed primarily by the straight-line method applied to individual items based on estimated useful lives which generally range from 10 to 40 years for buildings and improvements and from 3 to 15 years for machinery and equipment, transportation equipment, and leasehold improvements.

Long-lived and intangible assets:

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews its long-lived and intangible assets periodically to determine potential impairment by comparing the carrying value of the long-lived and intangible assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived and intangible assets.

During the years ended December 31, 2001 and 2000, recorded goodwill was considered to be impaired and was written off in accordance with SFAS 121 (see Note 10).

Stock option plan:

At December 31, 2002, the Company has a stock option plan with shares of common stock reserved for options to key employees. The company accounts for those plans under the recognition and measurement principles of APB Opinion # 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for the stock-based compensation plan been determined based on the grant date fair value of awards (the method described in FASB Statement No. 123, *Accounting for Stock-Based Compensation):*

	2002	2001	2000
Net income (loss):			
As reported	$ 94,520	$ (5,771,410)	$ (4,533,870)
Deduct total stock-based employee compensation expense determined under fair value based method for all rewards net of related tax effects	(152,155)	(150,699)	(361,430)
Pro forma	$ (57,635)	$ (5,922,109)	$ (4,895,300)
Basic earnings (loss) per share:			
As reported	$ 0.02	$ (1.28)	$ (0.89)
Pro forma	(0.01)	(1.31)	(0.96)
Diluted earnings (loss) per share:			
As reported	$ 0.02	$ (1.28)	$ (0.89)
Pro forma	(0.01)	(1.31)	(0.96)

Revenue recognition:

The Company ships product based on specific orders from customers and revenue is recognized upon delivery.

Recently issued accounting pronouncements:

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145, among other technical corrections, rescinds SFAS No's. 4 and 64 which required gains and losses from the early extinguishment of debt be classified as extraordinary items in the statement of operations. This statement is effective for fiscal years beginning after May 15, 2002 although early application is encouraged. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In June 2002, the FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This Statement requires the recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this Statement states the liability should be initially measured at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

Earnings per common share:

Following is information about the computation of the earnings per share data for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Numerator for basic and diluted earnings per share, net income (loss)	$ 94,520	$ (5,771,410)	$ (4,533,870)
Denominator:			
Weighted average shares, denominator for basic earnings per share	4,547,075	4,523,891	5,118,103
Effect of dilutive potential common shares, employee stock options (a)	66,821	-	-
Denominator for diluted earnings per share	4,613,896	4,523,891	5,118,103
Basic earnings (loss) per share	$ 0.02	$ (1.28)	$ (0.89)
Diluted earnings (loss) per share	$ 0.02	$ (1.28)	$ (0.89)

(a) Due to the loss incurred during the years ended December 31, 2001 and 2000, 40,942 and 15,715 dilutive potential common shares, respectively are not included because the effect would be antidilutive.

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

Note 2. Balance Sheet Data

Trade receivables:

Trade receivables in the accompanying balance sheets at December 31, 2002 and 2001 are stated net of an allowance for doubtful accounts of $300,000 and $175,000 respectively.

Inventories:	2002	2001
Raw materials	$20,756,789	$ 15,908,710
Work in process	1,625,099	2,049,879
Finished goods	4,190,366	4,335,875
Materials purchased for resale	5,519,691	6,331,283
	$32,091,945	$ 28,625,747
Property and equipment:		
Land and improvements	$ 3,858,329	$ 3,508,329
Buildings and improvements	26,188,501	25,283,954
Machinery and equipment	56,263,774	56,737,001
Transportation equipment	1,772,221	1,950,731
Leasehold improvements	3,417,097	3,455,793
	91,499,922	90,935,808
Less accumulated depreciation	59,583,325	56,302,359
	$31,916,597	$ 34,633,449
Intangible and other assets:		
Cash value of life insurance	$ 2,433,000	$ 2,549,928
Other	504,438	659,000
	$ 2,937,438	$ 3,208,928
Accrued liabilities:		
Payroll and related expenses	$ 951,320	$ 1,188,348
Property taxes	841,236	968,600
Group insurance	805,000	725,000
Other	955,018	1,310,539
	$ 3,552,574	$ 4,192,487

Note 3. Pledged Assets and Long-Term Debt

Long-term debt at December 31, 2002 and 2001 is as follows:

	2002	2001
Senior Notes, insurance company	$ 7,714,288	$ 10,285,716
Indiana Development Finance Authority Bonds	1,200,000	1,500,000
State of Oregon Economic Development Revenue Bonds	2,800,000	3,200,000
State of North Carolina Economic Development Revenue Bonds	3,400,000	3,800,000
	15,114,288	18,785,716
Less current maturities	3,671,428	3,671,428
	$11,442,860	$ 15,114,288

The senior notes bear interest at a fixed rate of 6.82% and are unsecured. The notes are due in annual principal installments of $2,571,428 and the final installment is due September 15, 2005. This agreement requires that the Company maintain a minimum level of tangible net worth.

The Indiana Development Finance Authority Bonds are payable in annual installments of $300,000 plus interest at a variable tax exempt bond rate, set periodically to enable the bonds to be sold at par (1.8% at December 31, 2002). The final installment is due November 1, 2006. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $1,272,000.

The State of Oregon Economic Development Revenue Bonds are payable in annual installments of $400,000 plus interest at a variable tax-exempt bond rate (1.8% at December 31, 2002). The final installment is due December 1, 2009. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $2,927,000.

The State of North Carolina Economic Development Revenue Bonds are payable in annual installments of $400,000 plus quarterly interest payments at a variable tax exempt bond rate (1.8% at December 31, 2002). Annual payments of $500,000 are due in each of the last two years with a final payment due August 1, 2010. The bonds are collateralized by real estate and equipment purchased with the bond funds and are backed by a bank standby letter of credit totaling approximately $3,523,000.

The Company has an unsecured revolving credit agreement which allows borrowings up to $10,000,000 or a borrowing base defined in the agreement and expires on April 30, 2003. Interest on this note is at prime or the Eurodollar rate plus a percentage based on the Company's cash flow. The Company pays .25% of the unused portion of the revolving line. In addition, this agreement requires the Company to, among other things, maintain minimum levels of tangible net worth, working capital, and debt to net worth.

Aggregate maturities of long-term debt for the years ending December 31, 2003 and 2004 are $3,671,428; 2005 $3,671,432; 2006 $1,100,000; 2007 $800,000 and thereafter $2,200,000.

In addition, the Company is contingently liable for standby letters of credit of approximately $2,300,000 to meet credit requirements for one of the Company's insurance providers.

Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of the long-term debt instruments approximates their carrying value.

Interest expense for the years ended December 31, 2002, 2001, and 2000 was approximately $1,035,000, $1,280,000, and $1,662,000, respectively.

Note 4. Equity Transactions

Shareholder Rights Plan:

On February 29, 1996, the Company's Board of Directors adopted a shareholder rights agreement, granting certain new rights to holders of the Company's common stock. Under the agreement, one right was granted for each share of common stock held as of March 20, 1996, and one right will be granted for each share subsequently issued. Each right entitles the holder, in an unfriendly takeover situation, and after paying the exercise price (currently $30), to purchase Patrick common stock having a market value equal to two times the exercise price. Also, if the Company is merged into another corporation, or if 50 percent or more of the Company's assets are sold, then rightholders are entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation's common stock having a then current market value equal to two times the exercise price. In either situation, these rights are not available to the acquiring party. However, these exercise features will not be activated if the acquiring party makes an offer to acquire the Company's outstanding shares at a price which is judged by the Board of Directors to be fair to all Patrick shareholders. The rights may be redeemed by the Company under certain circumstances at the rate of $.01 per right. The rights will expire on March 20, 2006. The Company has authorized 100,000 shares of preferred stock, Series A, no par value, in connection with this plan, none of which have been issued.

Repurchase of common stock:

The Company's Board of Directors from time to time has authorized the repurchase of shares of the Company's common stock, in the open market or through negotiated transactions, at such times and at such prices as management may decide.

Note 5. Commitments and Related Party Transactions

The Company leases office, manufacturing, and warehouse facilities and certain equipment under various noncancelable agreements, which expire at various dates through 2004. These agreements contain various renewal options and provide for minimum annual rentals plus the payment of real estate taxes, insurance, and normal maintenance on the properties. Certain of the leases are with the chairman emeritus/major shareholder and expire at various dates through October 31, 2004.

The total minimum rental commitment at December 31, 2002 under the leases mentioned above is approximately $1,921,000 which is due approximately $1,306,000 in 2003, and $615,000 in 2004.

The total rent expense included in the statements of operations for the years ended December 31, 2002, 2001, and 2000 is approximately $3,900,000, $4,300,000, and $3,900,000 respectively, of which approximately $1,100,000 was paid in 2002, and $1,300,000 was paid in both 2001 and 2000, to the chairman emeritus/major shareholder.

In June 2002, the Company purchased a previously leased building complex near its principal offices in Elkhart, Indiana for its appraised value of $2,000,000 from the chairman emeritus/major shareholder.

Note 6. Major Customers

Net sales for the years ended December 31, 2002, 2001, and 2000 included sales to one customer accounting for 12.7%, 11.9%, and 14.4% respectively of total net sales of the Company.

The balances due from this customer at December 31, 2002 and 2001 were approximately $2,119,000 and $2,250,000 respectively.

Note 7. Income Tax Matters

Federal and state income taxes (credits) for the years ended December 31, 2002, 2001, and 2000, all of which are domestic, consist of the following:

	2002	2001	2000
Current:			
Federal	$ (233,900)	$ (2,133,000)	$ (120,000)
State	(176,000)	(473,000)	(31,000)
Deferred	473,000	(1,163,000)	(2,670,000)
	$ 63,100	$ (3,769,000)	$ (2,821,000)

The provisions for income taxes (credits) for the years ended December 31, 2002, 2001, and 2000 are different from the amounts that would otherwise be computed by applying a graduated federal statutory rate of 35% to income before income taxes. A reconciliation of the differences is as follows:

	2002	2001	2000
Rate applied to pretax income	$ 55,100	$ (3,339,000)	$ (2,570,000)
State taxes, net of federal tax effect	9,000	(572,000)	(368,000)
Write off of nondeductible goodwill	-	-	121,000
Other	(1,000)	142,000	(4,000)
	$ 63,100	$ (3,769,000)	$ (2,821,000)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the current period plus or minus the change during the period in deferred tax assets and liabilities.

The composition of the deferred tax assets and liabilities at December 31, 2002 and 2001 is as follows:

	2002	2001
Gross deferred tax liability,		
Accelerated depreciation	$ (2,057,000)	$ (2,006,000)
Gross deferred tax assets:		
Trade receivables allowance	119,000	69,000
Inventory capitalization	336,000	257,000
Accrued expenses	767,000	1,247,000
Deferred compensation	860,000	879,000
Unvested stock awards	197,000	149,000
Inventory reserves	18,000	2,000
AMT credit carryforward	115,000	100,000
State NOL carryforwards	600,000	-
Goodwill	276,000	1,046,000
Other	229,000	190,000
	3,517,000	3,939,000
Net deferred tax assets	$ 1,460,000	$ 1,933,000

Note 8. Self-Insured Plans

The Company has a self-insured health plan for its employees under which there is both a participant stop loss and an aggregate stop loss based on total participants. The Company is potentially responsible for annual claims not to exceed approximately $3,100,000 in the aggregate at December 31, 2002. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company is partially self-insured for its workers' compensation liability. The Company is responsible for a per occurrence limit, with an aggregate amount not to exceed approximately $2,375,000 on an annual basis. The excess loss portion of the employees' coverage has been insured with a commercial carrier.

The Company has accrued an estimated liability for these benefits based upon claims incurred.

Note 9. Compensation Plans

Deferred compensation obligations:

The Company has deferred compensation agreements with certain key employees. The agreements provide for monthly benefits for ten years subsequent to retirement, disability, or death. The Company has accrued an estimated liability based upon the present value of an annuity needed to provide the future benefit payments.

Bonus plan:

The Company pays bonuses to certain management personnel. Historically, bonuses are determined annually and are based upon corporate and divisional income levels. The charge to operations amounted to approximately $790,000, $540,000, and $560,000 for the years ended December 31, 2002, 2001, and 2000 respectively.

Profit-sharing plan:

The Company has a qualified profit-sharing plan, more commonly known as a 401(k) plan, for substantially all of its employees with over one year of service and who are at least 21 years of age. The plan provides for a matching contribution by the Company as defined in the agreement and, in addition, provides for a discretionary contribution annually as determined by the Board of Directors. The amounts of contributions for the years ended December 31, 2002, 2001, and 2000 were immaterial.

Stock option plan:

A summary of transactions of granted shares under option for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	349,800	$ 6.25	452,500	$ 12.55	417,500	$ 14.13
Issued during the year	-	-	240,000	6.30	115,000	6.13
Canceled during the year	(44,430)	6.24	(342,700)	14.62	(80,000)	11.50
Exercised during the year	(30,595)	6.29	-	-	-	-
Outstanding, end of year	274,775	$ 6.24	349,800	$ 6.25	452,500	$ 12.55
Eligible, end of year for exercise	182,856	$ 6.27	147,450	$ 6.27	84,375	$ 14.75
Weighted average fair value of options granted during the year	N/A	N/A	N/A	$ 1.86	N/A	$ 2.07

A further summary about fixed options outstanding at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Exercise price of $6.13	92,900	7.5	$ 6.13	46,450	$ 6.13
Exercise price of $6.30	181,875	6.5	$ 6.30	136,406	$ 6.30

The fair value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions for 2002: dividend rate of 2.25% for all years; risk-free interest rate of 5.25%; expected lives of 5 years; and price volatility of 43%.

Stock award plan:

The Company has adopted a stock award plan for the non-employee directors. Grants awarded during May 2002, 2001, and 2000 of 24,000 shares are subject to forfeiture in the event the recipient terminates as a director within two years from the date of grant. The related compensation expense is being recognized over the two-year vesting period.

Note 10. Asset Impairments and Restructurings

During 2001 and 2000, the Company determined that asset impairment existed by comparing the estimated future undiscounted cash flows of certain long lived-assets with their respective carrying values. In 2001 impairment charges were the result of two of the Company's divisions in the Other segment, which were non-core business units, experiencing negative operating results as well as lower projected sales volume levels due to the overall downturn in the Manufactured Housing and Recreational Vehicle Industries. Accordingly, the Company recorded a pre-tax charge to operations of approximately $2,834,000, of which, approximately $186,000 related to the write-down of certain fixed assets and $2,648,000 related to the write-down of goodwill. This charge approximated $1,700,000 after tax or $.38 per share in 2001.

In 2000, continued losses in three divisions in the Company's Wood segment and the overall decline in the Recreational Vehicle industry were the factors that resulted in impairment. Additionally, in the Other segment, one of the operating units, which was a startup operation, never achieved enough sales to support its overhead structure, thus resulting in a test of impairment due to negative cash flows. This division and two divisions in the Wood segment were subsequently closed and consolidated. Accordingly, the Company recorded a pre-tax charge to operations of approximately $6,937,000, of which $5,467,000 related to the write-down of certain fixed assets and $1,470,000 related to the write-down of goodwill. This charge approximated $4,283,000 after tax or $.84 per share in 2000.

In June, 2002, the Company decided to close an unprofitable division in the Wood segment and consolidate it into another existing plant location. Accordingly, the Company recorded charges of approximately $269,000 which included plant shut down expenses, the write-down of obsolete inventory, and severance payments of approximately $62,000 to 51 employees. These restructuring charges approximated $162,000 after tax, or $.04 per share and were all utilized in the third quarter of 2002.

In 2001, restructuring charges were incurred from the decision to relocate two manufacturing plants in the Other segment and consolidate them into existing plant locations. The Company recorded charges of approximately $424,000 which included the write-down of obsolete inventory, plant shut down expenses, and severance payments of approximately $61,000 to 25 employees. These restructuring charges approximated $254,000 after tax, or $.06 per share. The restructuring reserve at December 31, 2001 was approximately $408,000, all of which was utilized in the first quarter of 2002.

In 2000, restructuring charges were incurred from the decisions to close a manufacturing plant in the Wood segment, moving manufacturing to other existing plant locations, the merging of certain facilities in the Southeast to gain operating efficiencies, and the closing of an unprofitable manufacturing facility in the Other segment. The Company recorded charges of approximately $718,000 related to the write-down of obsolete equipment, moving manufacturing machinery, and severance payments of approximately $100,000 to 38 employees. These restructuring charges approximated $431,000 after tax, or $.08 per share. The restructuring reserve at December 31, 2000 was approximately $400,000, all of which was utilized in the second quarter of 2001.

Note 11. Contingencies

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, current pending legal proceedings and claims against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Note 12. Cash Flows Information

Supplemental information relative to the statements of cash flows for the years ended December 31, 2002, 2001, and 2000 is as follows:

	2002	2001	2000
Supplemental disclosures of cash flows information:			
Cash payments for:			
Interest	$ 875,059	$ 1,062,450	$ 1,275,745
Income taxes	$ 717,232	$ 125,234	$ 1,248,811
Supplemental schedule of noncash financing activities:			
Issuance of common stock for stock award plan	$ 216,000	$ 170,640	$ 156,000

Note 13. Unaudited Interim Financial Information

Presented below is certain selected unaudited quarterly financial information for the years ended December 31, 2002 and 2001 (dollars in thousands, except per share data):

	Quarter Ended				
	March 31,	June 30,	September 30,	December 31,	
	2002				
Net sales	$ 75,243	$ 82,567	$ 80,848	$ 70,097	
Gross profit	9,736	10,855	10,350	8,252	
Net income (loss)	270	636	153	(964)	*
Earnings (loss) per common share	0.06	0.14	0.03	(0.21)	
Weighted average common shares outstanding	4,529,770	4,544,015	4,556,136	4,557,970	

* During the 4th quarter ended December 31, 2002, the Company wrote off receivables of approximately $1,600,000 which had an impact of $.21 per share, net of taxes.

	Quarter Ended				
	March 31,	June 30,	September 30,	December 31,	
	2001				
Net sales	$ 68,295	$ 78,908	$ 77,528	$ 68,339	
Gross profit	7,085	10,086	9,176	7,666	
Net income (loss)	(1,748)	212	(729)	(3,506)	*
Earnings (loss) per common share	(0.39)	0.05	(0.16)	(0.78)	
Weighted average common shares outstanding	4,517,977	4,518,062	4,529,666	4,529,666	

* During the 4th quarter ended December 31, 2001, the Company recorded a pretax impairment charge of approximately $2,834,000 which had an impact of $.38 per share, net of taxes.

Note 14. Segment Information

The Company has determined that its reportable segments are those that are based on the Company's method of internal reporting, which segregates its business by product category and production/ distribution process. The Company's reportable segments are as follows:

Laminating -- Utilizes various materials including gypsum, particleboard, plywood, and fiberboard which are bonded by adhesives or a heating process to a number of products including vinyl, paper, foil, and high pressure laminate. These laminated products are utilized to produce furniture, shelving, wall, counter, and cabinet products with a wide variety of finishes and textures.

Distribution -- Distributes primarily pre-finished wall and ceiling panels, drywall and drywall finishing products, particleboard, hardboard, vinyl siding, roofing products, passage doors, building hardware, insulation, and other products.

Wood -- Uses raw lumber including solid oak as well as other hardwood materials or laminated particleboard or plywood to produce cabinet door product lines.

Other -- Includes aluminum extrusion and fabricating, an adhesive division, a pleated shade division, a plastic thermoforming division, and a machine manufacturing division.

The accounting policies of the segments are the same as those described in "Significant Accounting Policies," except as described below. Segment data includes intersegment revenues, as well as a charge allocating a majority of the corporate costs to each of its operating segments based on a percentage of sales. Assets are identified with the segments with the exception of cash, land and buildings, and intangibles which are identified with the corporate division. The corporate division charges rents to the segment for use of the land and buildings based upon market rates. The Company accounts for intersegment sales as if the sales were to third parties, that is, at current market prices. The Company also records income from purchase incentive agreements as corporate division revenue. The Company evaluates the performance of its segments and allocates resources to them based on a variety of indicators including revenues, cost of goods sold, earnings before interest and taxes (EBIT), and total identifiable assets.

The table below presents information about the net income (loss) and segment assets used by the chief operating decision makers of the Company as of and for the years ended December 31, 2002, 2001, and 2000.

	Laminating	Distribution	Wood	Other	Total
			2002		
Sales	$ 142,156	$ 107,376	$ 31,266	$ 27,957	$ 308,755
Sales, intersegment	6,707	758	732	9,633	17,830
Total sales	148,863	108,134	31,998	37,590	326,585
Cost of goods sold	132,969	94,839	30,061	33,096	290,965
EBIT	2,530	1,847	(1,648)	240	2,969
Identifiable assets	33,609	10,357	5,207	5,614	54,787
Depreciation	2,461	250	626	627	3,964

	Laminating	Distribution	Wood	Other	Total
			2001		
Sales	$ 127,092	$ 103,298	$ 29,256	$ 33,424	$ 293,070
Sales, intersegment	4,052	1,039	926	12,973	18,990
Total sales	131,144	104,337	30,182	46,397	312,060
Cost of goods sold	119,702	92,500	27,657	42,181	282,040
EBIT	(1,120)	619	(1,027)	(1,730)	(3,258)
Identifiable assets	30,324	12,561	5,323	8,318	56,526
Depreciation	2,644	343	647	1,201	4,835
			2000		
Sales	$ 156,525	$ 133,174	$ 34,050	$ 37,855	$ 361,604
Sales, intersegment	5,821	56	1,066	15,894	22,837
Total sales	162,346	133,230	35,116	53,749	384,441
Cost of goods sold	146,538	120,534	32,735	47,763	347,570
EBIT	1,763	1,110	(1,596)	(636)	641
Identifiable assets	32,368	13,177	6,132	11,486	63,163
Depreciation	2,668	457	947	1,384	5,456

A reconciliation of total segment sales, cost of goods sold, and EBIT to consolidated sales, cost of goods sold, and segment information to the consolidated financial statements as of and for the years ended December 31, 2002, 2001, and 2000 is as follows (dollars in thousands):

	2002	2001	2000
Sales:			
Total sales for reportable segments	$ 326,585	$ 312,060	$ 384,441
Elimination of intersegment revenue	(17,830)	(18,990)	(22,821)
Consolidated sales	$ 308,755	$ 293,070	$ 361,620

	2002	2001	2000
Cost of goods sold:			
Total cost of goods sold for reportable segments	$ 290,965	$ 282,040	$ 347,570
Elimination of intersegment cost of goods sold	(17,830)	(18,990)	(22,821)
Consolidation reclassifications	(1,397)	(1,535)	(2,000)
Corporate incentive agreements	(2,427)	(2,286)	(2,589)
Other	251	(171)	(445)
Consolidated cost of goods sold	$ 269,562	$ 259,058	$ 319,715
Earnings before interest and taxes (EBIT):			
EBIT for reportable segments	$ 2,969	$ (3,258)	$ 641
Corporate incentive agreements	2,427	2,286	2,589
Consolidation reclassifications	131	21	(329)
Gain (loss) on sale of property and equipment	(12)	67	617
Impairment charge	-	(2,834)	(6,937)
Restructuring charge	(269)	(424)	(718)
(Underallocated) overallocated corporate expenses	(4,197)	(4,437)	(1,994)
Consolidated EBIT	$ 1,049	$ (8,579)	$ (6,131)
Consolidated assets:			
Identifiable assets for reportable segments	$ 54,787	$ 56,526	$ 63,163
Corporate property and equipment	22,235	22,586	23,764
Current assets not allocated to segments	6,703	9,917	9,694
Intangible and other assets not allocated to segments	2,937	3,209	6,248
Consolidation eliminations	(196)	(268)	(349)
Consolidated assets	$ 86,466	$ 91,970	$ 102,520
Depreciation and amortization:			
Depreciation for reportable segments	$ 3,964	$ 4,835	$ 5,456
Corporate depreciation and amortization	2,331	2,677	2,781
Consolidated depreciation and amortization	$ 6,295	$ 7,512	$ 8,237

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTAL SCHEDULE AND CONSENT

To the Board of Directors
Patrick Industries, Inc.
Elkhart, Indiana

Our audits of the consolidated financial statements of Patrick Industries, Inc. and Subsidiaries included Schedule II, contained herein, for each of the years in the three-year period ended December 31, 2002. Such schedule is presented for purposes of complying with the Securities and Exchange Commission's rule and is not a required part of the basic consolidated financial statements. In our opinion, such schedule presents fairly the information set forth therein, in conformity with generally accepted accounting principles.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-04187) and in the related Prospectus of our report, dated January 24, 2003, with respect to the consolidated financial statements and schedule of Patrick Industries, Inc. and Subsidiaries included in this Annual Report on Form 10-K for the year ended December 31, 2002.

McGladrey & Pullen, LLP

McGLADREY & PULLEN, LLP

Elkhart, Indiana
March 31, 2003

PATRICK INDUSTRIES, INC.
AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
December 31, 2002, 2001, and 2000

	Balance At Beginning Of Period	Charged To Operations	Deductions From Reserves	Balance At Close Of Period
Allowance for doubtful accounts - deducted from trade receivables in the balance sheets:				
2000	$ 275,000	$ 641,676	$ 166,676	$ 750,000
2001	$ 750,000	$ 196,195	$ 771,195	$ 175,000
2002	$ 175,000	$ 1,762,297	$ 1,637,297	$ 300,000
Allowance for restructuring charges - in accrued liabilities in the balance sheets:				
2000	$ -	$ 714,598	$ 588,598	$ 126,000
2001	$ 126,000	$ 423,617	$ 141,617	$ 408,000
2002	$ 126,000	$ 269,180	$ 395,180	$ -

INDEX TO EXHIBITS

Exhibit Number	Exhibits
3(a)	-Amended Articles of Incorporation of the Company as further amended (filed as Exhibit 3(a) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
3(b)	-By-Laws of the Company (filed as Exhibit 3(b) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
3(c)	- Preferred Share Purchase Rights Agreement (filed April 3, 1996 on Form 8-A and incorporated herein by reference)
10(a)	-Second Amendment to February 2, 1994 Credit Agreement, dated as of June 26, 1995 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(b)	-Note Agreement, dated September 1, 1995, between the Company and Nationwide Life Insurance Company (filed as Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(c)	-Commercial Lease and Option to Purchase dated as of October 1, 1995 between Mervin Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(c) to the Company's Form 10-K for the fiscal year ended December 31, 1995 and incorporated herein by reference) ....
10(d)	-First Amendment to Credit Agreement, dated as of October 27, 1994 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(e)	-Loan Agreement dated as of December 1, 1994 between the State of Oregon Economic Development Commission, along with the Pledge and Security Agreement relating thereto (filed as Exhibit 10(b) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(f)	-Credit Agreement dated as of February 2, 1994 among the Company, NBD Bank, as agent, and NBD Bank, N.A. (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference) ....

Exhibit Number	Exhibits
10(g)	-Loan Agreement dated as of November 1, 1991 between the Company and the Indiana Development Finance Authority, along with the Pledge and Security Agreement relating thereto (filed as Exhibit 10(c) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) .....
*10(h)	-Patrick Industries, Inc. 1987 Stock Option Program, as amended (filed as Exhibit 10(e) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
*10(i)	-Patrick Industries, Inc. 401(k) Employee Savings Plan (filed as Exhibit 10(a) to the Company's Form 10-K for the fiscal year ended December 31, 1993 and incorporated herein by reference) ....
*10(j)	-Form of Employment Agreements with Executive Officers (filed as Exhibit 10(e) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) .....
*10(k)	-Form of Deferred Compensation Agreements with Executive Officers (filed as Exhibit 10(f) to the Company's Form 10-K/A-1 amending its report on Form 10-K for the fiscal year ended December 31, 1992 and incorporated herein by reference) ....
10(l)	-Commercial Lease and dated as of October 1, 1994 between Mervin D. Lung, as lessor, and the Company, as lessee (filed as Exhibit 10(k) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(m)	-Commercial Lease dated September 1, 1994 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(l) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(n)	-Commercial Lease dated November 1, 1994 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(m) to the Company's Form 10-K for the fiscal year ended December 31, 1994 and incorporated herein by reference) ....
10(o)	-Commercial Lease dated October 1, 1999 between Mervin D. Lung, as lessor, and the Company, as lessee (filed as Exhibit 10(o) to the Company's Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference)
10(p)	-Commercial Lease dated September 1, 2000 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(p) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference)

Exhibit Number	Exhibits
10(q)	-Commercial Lease dated November 1, 2000 between Mervin D. Lung Building Company, Inc., as lessor, and the Company, as lessee (filed as Exhibit 10(q) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) .
10(r)	-Credit Agreement dated as of January 28, 2000 among the Company, Bank One, Indiana, N.A. (filed as Exhibit 10(r) to the Company's Form 10-K for the fiscal year ended December 31, 2000 and incorporated herein by reference) .
10(s)	-Commercial Lease dated August 1, 2001 between Mervin D. Lung Building Company, Inc., as lessor, and the company, as lessee (filed as Exhibit 10(s) to the Company's Form 10-K for the fiscal year ended December 31, 2001 and incorporated herein by reference) .
10(t)**	-Commercial Lease dated October 1, 2002 between M. D. Lung, Inc., as lessor, and the company, as lessee (filed as Exhibit 10(t) to the Company's Form 10-K for the fiscal year ended December 31, 2002 and incorporated herein by reference) .
12**	-Computation of Operating Ratios ....
99.1**	-Certification pursuant to 18 U.S.C. Section 1350
23	-Consent of accountants (included in Independent auditor's report on supplemental schedule & consent on page F-21) .....

*Management contract or compensatory plan or arrangement
**Filed herewith

Manufacturing Products





Our Nickell division manufactures shelving and drawer sides utilizing both direct print and base coat print, along with complete machining services.



Patrick Door division supplies cabinet doors and other cabinet components nationwide, using both solid woods and prelaminated products.



Our exclusive brand of High Pressure Laminates are continually updated to offer new patterns and colors for the Manufactured Housing Industry, Recreational Vehicle Industry and our many other Industrial customers.





With nine convenient locations, Custom Vinyls specializes in the lamination of various overlays to a wide variety of substrates.




Cut to Size


Edge Banding


CNC Routing

Cut to size components, CNC Routing, and Edge Banding are additional value added capabilities that we offer.



Distribution Products



Interior passage doors are available in a variety of finishes and designs to coordinate with our customers' decor.

Lighting kits with built in vents are a much welcome option at the retail level.





Tile continues to be a popular choice with our customers.







The Sun Adhesives division manufactures water based adhesives, paints, coatings, and vapor barrier products for all building products customers. Complimenting our Sun Adhesives products, we offer a variety of private label environmentally safe sealants and caulks.



Mirrors and decorative glass continue to grow in popularity and are finding uses in everything from china doors to sliding glass closet doors.



From it's state-of-the-art facility, Patrick Metals manufactures a variety of aluminum extrusions for several different industries, many of which are distributed by our own Patrick divisions.

One of our popular products is a waterproof, rodent resistant covering for the bottoms of manufactured homes.



Demand for finished drywall homes has allowed us to broaden our extensive line of drywall finishing products.


SHEETROCK MH

Distribution & Manufacturing Locations





Patrick Distribution Centers

Decatur, Alabama

Fontana, California (2)

Woodland, California

Valdosta, Georgia

New Ulm, Minnesota

Elkhart, Indiana

Halstead, Kansas

New London, North Carolina

Woodburn, Oregon

Mt. Joy, Pennsylvania

Waco, Texas



Manufacturing Divisions

Decatur, Alabama (2)

Phoenix, Arizona (1)

Fontana, California (2)

Ocala, Florida (1)

Elkhart, Indiana (5)

Mishawaka, Indiana

Boulder City, Nevada

New London, North Carolina

Woodburn, Oregon (2)

Mt. Joy, Pennsylvania

Waco, Texas


Patrick
INDUSTRIES INC.

Corporate Office, P.O. Box 638, 1800 South 14th Street, Elkhart, IN 46515 Phone (574) 294-7511 FAX (574) 522-5213 http://www.patrickind.c